Filed pursuant to Rule 424(b)(3)

File No. 333-295823

RoboStrategy, Inc.

14,100,000 Shares of Common Stock

Supplement No. 1 dated August 13, 2026

to the

Prospectus and Statement of Additional Information dated July 16, 2026, as amended or supplemented as of the date hereof

This prospectus supplement modifies, amends and supplements certain information contained in the Prospectus of RoboStrategy, Inc. (the “Fund”) dated July 16, 2026, as amended or supplemented (the “Prospectus”) and the statement of additional information, dated July 16, 2026, as amended or supplemented (the “Statement of Additional Information”). Capitalized terms used in this prospectus supplement and not otherwise defined have the meaning specified in the Prospectus and/or Statement of Additional Information.

You should carefully consider the “Types of Investments and Related Risk Factors” section beginning on page 35 of the Prospectus.

Net Asset Value

In connection with our regular net asset value determination process, as provided in our valuation policies and procedures, our net asset value as of July 31, 2026, is $11.32 per share of our common stock.

Portfolio

The following table sets forth certain information as of July 31, 2026, for each portfolio company in which we are currently invested. Percentages of Net Assets are calculated based on the Fund's Net Assets Applicable to Common Shares of $274,578,031.45 as of July 31, 2026.

Current Portfolio - As of July 31, 2026

Portfolio Company	Nature of Business	Security Type	Shares	Fair Value $	Investment Year	% of Net Assets
Standard Bots (a)(b)(c)	Industrial Automation	Direct ownership of Series C Preferred Stock	2,910,652	$86,999,970	2026	31.7%
Dyna, Inc. (a)(b)(c)	General Purpose Robotics	Direct ownership of Series A Preferred Stock	1,491,163	$41,279,462	2025	15.0%
Figure AI, Inc. (a)(b)(c)(d)(e)	Humanoid Robotics	LP Interest in NV FigureAI Series B QP Partners LLC has economic exposure to Figure AI, Inc. Series B Preferred Stock	237,442	$38,194,079	2025	13.9%
Investment to be Announced *(a)(b)(c)	General Purpose Robotics	Direct ownership of Series Seed 1 Preferred Stock	1,804,429	$25,000,003	2026	9.1%
Apptronik, Inc. (a)(b)(c)(d)	Humanoid Robotics	LP Interest in AP 1125 Fund V, a series of Capital Factory, LP invested in Apptronik, Inc. Series A-1, A-2 and Seed 1 Preferred Stock	579,213	$20,564,974	2025	7.5%

Apptronik, Inc. (a)(b)(c)	Humanoid Robotics	Direct ownership of Series Seed Preferred Stock	513,046	$18,828,656	2025	6.9%
Dexmate, Inc. (a)(b)(c)	General Purpose Robotics	Direct ownership of Series Seed Preferred Stock	1,740,280	$13,993,891	2026	5.1%
Dexmate, Inc. (a)(b)(c)	General Purpose Robotics	Direct ownership of Series Seed Plus Stock	1,224,178	$11,440,311	2026	4.2%
Path Robotics, Inc. (a)(b)(c)	Industrial Automation	Direct ownership of Series D-2 Preferred Stock	773,660	$5,999,996	2025	2.2%
Prometheus Industries, Inc. (a)(b)(c)(d)	General Purpose Robotics	Direct ownership in RoboStrategy Prometheus LLC which has direct economic exposure to Prometheus Industries, Inc. Series B Preferred Stock	82,414	$3,500,000	2026	1.3%
Eccentric Machines, Inc. (a)(b)(c)	Robotics Infrastructure	Direct ownership of Series Seed Preferred Stock	2,076,915	$3,000,000	2026	1.1%
REK, Inc. (a)(b)(c)	Humanoid Robotics	Direct ownership of Series Seed Preferred Stock	1,875,891	$2,500,000	2025	0.9%
GMI Computing Ltd. (a)(b)(c)	Cloud Infrastructure	Direct ownership of Series B-2 Preferred Stock	780,889	$2,206,000	2025	0.8%
Cyan Robotics, Inc. (a)(b)(c)(d)(e)	Logistics	RoboStrategy DDGR LLC invested in Cyan Robotics, Inc. SAFE	1	$1,500,000	2026	0.5%
Nox Metals, Inc. (a)(b)(c)(e)	Advanced Manufacturing	Direct ownership SAFE instrument convertible equity at next equity financing	1	$750,000	2026	0.3%
Endiatx, Inc. (a)(b)(c)	Medical Robotics	Direct ownership of Series A Preferred Stock	285,322	$499,998	2025	0.2%
Allonic, Inc. (a)(b)(c)(e)	Robotics Infrastructure	Direct ownership of Pre-seed Preferred Stock	154,798	$291,500	2026	0.1%
Purple Rhombus LLC (a)(b)(c)(d)(e)	Defense Robotics	LP Interest in PU-1003 Fund I, a series of MV Funds, LP invested in Purple Rhombus LLC SAFE Note	1	$250,000	2025	0.1%

*	The Fund is subject to confidentiality obligations with respect to this investment and has therefore omitted the portfolio company's name. The Fund intends to disclose the name following the company's public announcement of its financing round.
(a)	Non-income producing security.
(b)	Level 3 securities fair valued using significant unobservable inputs.
(c)	Restricted investments as to resale.
(d)	The Fund has a direct investment in an SPV which has a direct or indirect investment in an underlying portfolio company. The number of units presented, if applicable, are the units in the SPV owned by the Fund, which represents the equivalent number of securities of the underlying portfolio company for which the investment has economic exposure.
(e)	Simple Agreement for Future Equity ("SAFE"). Upon a qualified equity financing, the SAFE will convert into preferred shares of the issuer in accordance with its terms.

The portfolio information presented above is as of our latest monthly NAV, July 31, 2026, and reflects the Fund's holdings as of that date, including investments made after the close of the Fund's most recent semi-annual reporting period.

Percentages of Net Assets are calculated based on the Fund's Net Assets Applicable to Common Shares of $274,578,031.45 as of July 31, 2026. The Fund intends to update this information on a monthly basis.

Fair values are determined in good faith in accordance with valuation procedures established by the Fund's Board of Directors and are inherently subjective. Fair value determinations involve significant unobservable inputs and reflect good faith judgments based on available information. Accordingly, there can be no assurance that the fair values reflected above would approximate the prices at which the Fund could sell these securities.

Between June 30, 2026, and July 31, 2026, we acquired investments in the following Portfolio Companies:

Eccentric Machines, Inc. builds AI-powered actuators and motion-control software for robotics. Its Sentor™ system pairs self-correcting actuators with on-joint sensing and a control layer that coordinates multiple joints in real time. This technology gives the robots a fast, reflex-like "subconscious" because the central AI model doesn't have to micromanage every movement. The overall result is smoother, more precise, and more efficient motion, with new behaviors deployed through software rather than hardware swaps.

Prometheus Industries, Inc. is an AI startup founded by Jeff Bezos in November 2025, where he serves as co-CEO alongside Vik Bajaj. Based in San Francisco with offices in London and Zurich, the company is building what Bezos calls an "artificial general engineer," providing AI tools to help engineers design and manufacture physical objects faster. Prometheus targets sectors like aerospace, automotive, chip manufacturing, and drug design.

INVESTMENT OBJECTIVE AND STRATEGIES

The following is added to the bullet point entitled “Critical Infrastructure Companies” in the “Investment Strategy” section of the Prospectus summary and the “Investment Objective” subsection of the “Investment Objective and Strategies” section of the Prospectus:

In addition to the quantitative criteria described below, robotics or embodied AI adoption is a "meaningful driver" where the Adviser projects, at the time of investment, that more than 50% of the company's future revenue growth will come from sales of the inputs described above into robotic systems. The Adviser bases that projection on the company's revenues, backlog, purchase commitments and pipeline from robotics customers; its research and development spending, capital expenditures and use of proceeds directed to robotics products; and the sensitivity of its projected performance and valuation to the pace of robotics adoption.

TYPES OF INVESTMENTS AND RELATED RISKS

The following risk factors are added to the “Types of Investments and Related Risk Factors” section of the Prospectus:

Our Chairman and Chief Executive Officer owns a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of August 4, 2026, Mr. Kang, our Chief Executive Officer and Chairman, beneficially owns approximately 40.71% of shares of our issued and outstanding common stock. Therefore, Mr. Kang has the ability to determine or significantly influence all matters requiring stockholder approval. For example, Mr. Kang may be able to control or significantly influence the elections of directors, amendments to our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that may be in your best interest as one of our stockholders.

Risks Related to the Listing of Our Shares

Our direct listing differed significantly from listings arising from an underwritten initial public offering.

Prior to the opening of trading of our shares of common stock on the Exchange, there was no book-building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the Exchange. The direct listing of our shares of common stock on the Exchange differed from the listing of shares arising from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

●	There were no underwriters. Unlike in a traditional underwritten offering, our registration statement did not include the registration of additional shares that may be used at the option of the underwriters in connection with overallotment activity. Moreover, we did not engage in, and have not and will not, directly or indirectly, engage in any special selling efforts or stabilization or price support activities in connection with any sales made pursuant to this registration statement. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the trading price of shares of common stock following the underwritten offering.

●	There was not a fixed or determined number of shares of common stock available for sale in connection with the registration and the listing of our shares of common stock. Therefore, there can be no assurance that the Selling Stockholders or other existing stockholders that may seek to sell their shares pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) will sell any of their shares of common stock, and there may be a lack of supply of, or demand for, shares of our common stock on the Exchange. Alternatively, the Selling Stockholders or existing stockholders may choose to sell a large number of shares of common stock in the near term, resulting in potential oversupply of our common stock, which could adversely impact the trading price of our common stock.

●	We did not conduct a traditional “roadshow” with underwriters or host an “investor day” prior to the opening of trading of our common stock on the Exchange. Unlike firm commitment underwritten offerings, we did not conduct a traditional roadshow to potential investors, and unlike other direct listings of shares, we did not host an “investor day” or engage in investor education meetings that may have aided in determining the appropriate price at which our shares were initially offered on the Exchange. We instead relied on one or more designated market makers to determine the appropriate price at which our shares initially traded.

Such differences from an underwritten initial public offering may contribute to a volatile trading price for our common stock and uncertain trading volume, which may adversely affect your ability to sell any shares of common stock that you may purchase.

The public price of our shares of common stock may have little or no relationship to the historical sales prices of our shares of common stock.

Prior to listing on the Exchange, there was no public market for our shares of common stock. With the exception of shares issued to initial seed investors in connection with the formation of the Fund, all shares issued by the Fund were issued in a private offering pursuant to Regulation D under the Securities Act at a price of $10.00 per share. The private offering price did not reflect, and should not be considered an indication of, the value of our common stock or the price at which our common stock trades on the Exchange. Historical sale prices for our common stock, or our other securities, may have little or no relation to the public price of our shares of common stock on the Exchange or to broader market demand for our shares of common stock. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the market prices at which our shares of common stock have traded and may trade in the future on the Exchange.

Direct listings by closed-end management investment companies are infrequent, which could contribute to a volatile trading price and uncertain trading volume for our common stock.

We are organized as a non-diversified closed-end management investment company that is registered under the 1940 Act. As discussed above, the direct listing of our shares of common stock on the Exchange reflects a novel approach to the listing process, differs from the listing of shares arising from an underwritten initial public offering in several significant ways, and subjects our investors to a number of significant risks and uncertainties. We believe direct listings continue to be a relatively infrequent approach to listing securities on a national exchange, and that direct listings by closed end management companies are conducted even less frequently. The low frequency of direct listings for closed-end management companies indicates there may be limited opportunities for investors to compare an investment in our common stock to an investment in another closed-end management company, which may limit interest in our common stock or create the perception that there is greater risk associated with an investment in our common stock. This dynamic may exacerbate the risks associated with a direct listing, which could result in greater volatility in the trading price for and uncertainty in the trading volume of our common stock.

Investors in our common stock may be unable to bring claims under Sections 11 and 12(a)(2) of the Securities Act due to the requirement to trace shares to the applicable registration statement, which may limit the remedies available to investors acquiring shares in a direct listing and adversely impact the market price of our common stock.

In a traditional underwritten initial public offering, investors can generally trace their shares to the registration statement, enabling them to bring claims under Sections 11 and 12(a)(2) of the Securities Act for material misstatements or omissions. However, in a direct listing such as the one we undertook, which did not involve a firm commitment underwriting, where both registered and unregistered shares may be sold into the public market on the first day of trading, investors may be unable to establish that their shares were offered and sold pursuant to the registration statement. As a result, liability under Section 11 (and potentially Section 12(a)(2)) may be unavailable to some investors, even in the event of a material misstatement or omission in the registration statement.

In June 2023, the U.S. Supreme Court held that stockholders asserting Section 11 claims must plead and prove that their shares are traceable to the allegedly defective registration statement. The U.S. Court of Appeals for the Ninth Circuit confirmed that the tracing requirement applies in the context of direct listings, and that tracing shares to a registration statement is particularly difficult where registered and unregistered shares begin trading at the same time. While the scope of Section 12(a)(2) liability remains unresolved, courts may impose similar traceability requirements to these claims, which would limit liability under that section as well.

Accordingly, if investors purchase our common stock in the open market, they may not be able to assert claims under Section 11 (and potentially Section 12(a)(2)) of the Securities Act for any material misstatements or omissions in this prospectus or the registration statement of which this prospectus forms a part. Because our potential liability under the Securities Act may be reduced as compared to a traditional initial public offering, investors may face greater risk in a direct listing with respect to inaccurate or incomplete disclosures. In addition to reducing the potential remedies available to investors and limiting recovery in the event of a violation of the federal securities laws, these dynamics may adversely impact the market price of our common stock.

Our stock price may be volatile, and could decline significantly and rapidly.

The listing of our common stock and the registration of the Selling Stockholders’ shares of common stock is a novel process that is not an underwritten initial public offering.

If the trading price of our common stock is above the level that investors determine is reasonable for our common stock, some investors may attempt to short our common stock, which would create additional downward pressure on the trading price of our common stock.

The trading price of our common stock also could be subject to wide fluctuations in response to numerous factors in addition to the ones described in the preceding risk factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our financial condition, results of operations, or operating metrics and those of our competitors;
●	the number of shares of our common stock made available for trading;
●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or variance in our financial performance from expectations of securities analysts;
●	changes in our projected operating and financial results;
●	future sales of our common stock by us or our stockholders;
●	changes in our Board, senior management, or key personnel;
●	the trading volume of our common stock;
●	general economic and market conditions; and
●	other events or factors, including those resulting from war, incidents of terrorism, pandemics, elections, or responses to these events.

An active, liquid, and orderly market for our common stock may not be sustained. You may be unable to sell your shares of common stock at or above the price at which you purchased them.

Prior to listing on the Exchange, there was no public market for our common stock. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, the Selling Stockholders have no specific plans to sell shares in the public market, and we have not discussed with potential investors their intentions to buy our common stock in the open market. While our common stock may be sold on the Exchange by the Selling Stockholders pursuant to this Prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act, unlike an underwritten initial public offering, there can be no assurance that the Selling Stockholders or other existing stockholders will sell any of their shares of common stock, and there may be a lack of supply of, or demand for, common stock on the Exchange. Conversely, there can be no assurance that the Selling Stockholders and other existing stockholders will not sell all of their shares of common stock, resulting in an oversupply of our common stock on the Exchange. In the case of a lack of supply of our common stock, the trading price of our common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our common stock if they are unable to purchase a block of our common stock in the open market in a sufficient size for their investment objectives due to a potential unwillingness of our existing stockholders to sell a sufficient amount of common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our common stock in a sufficient amount for their investment objectives, the market for our common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our common stock. In the case of a lack of demand for our common stock, the trading price of our common stock could decline significantly and rapidly. Therefore, an active, liquid, and orderly trading market for our common stock may not be sustained, which could significantly depress the trading price of our common stock and/or result in significant volatility, which could affect your ability to sell your shares of common stock.

MANAGEMENT OF THE FUND

The following is added to the “Management of the Fund” section of the Statement of Additional Information to reflect the appointment of Bill Hughes as Secretary:

Bill Hughes** 1980	Secretary, since July 2026	Vice President, Legal & Policy, FP Strategies LLC (since 2026); Senior Counsel & Director of Global Regulatory Matters, ConsenSys (software development), (2021 to 2026).

Bill Hughes serves as Secretary of the Fund and is the Vice President of Legal and Policy at FP Strategies LLC. He shapes the firm’s public policy engagement on humanoid robotics and physical AI while leading its legal and compliance functions. He was previously Senior Counsel and Director of Global Regulatory Matters at MetaMask, and has served as a legal advisor to Ethereal Ventures, a director of the Blockchain Association, an Associate Deputy Attorney General at the Department of Justice, and a Special Assistant to the President at the White House. Before going in-house and his government service, he was an attorney at Sullivan & Cromwell. Mr. Hughes received a B.A. in History and Mathematics from Vanderbilt University, and a J.D. from the University of Virginia School of Law.